SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1.20 each

American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to
Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
1 (212) 558-4000

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2004.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

New York, January 19th, 2006.- The following is a transcript of an interview by UK based Cantos Communications with Endesa’s (NYSE:ELE) CEO and CFO regarding the 2005 financial results:

Rafael Miranda Robredo, CEO

Results and sustainability
Q: What’s your perspective on the 2005 results you’ve just announced?

A: Endesa has produced excellent historical results.  We generated EBITDA of €6,020m, approximately a 33 per cent increase. Our net income was €3,182m, approximately a 154 per cent increase.

Our net income before extraordinaries was €1,842m, which is a 60 per cent increase. That will allow us to pay our shareholders a dividend of €2.40 per share, which will mean we have returned approximately €2.5bn to our shareholders during 2005.

Q: Now, the market may suspect that your results are a consequence of the Gas Natural bid.  Is this so?

A: Clearly no, it’s not a consequence of the bid. First, because the operating results are very solid, as a consequence of the work done over many, many years through our different business and also through the different geographies.

The second thing is the divestitures.  We cannot improvise divestitures.  Again, it is as a result of work done over many months that we are achieving results. And, thirdly, the efficiency plans that we have put in force in the company have started to show results.

Q: But are these results sustainable going forward?

A: Well, let me say one thing.  The results show the quality of the assets and also the quality of the management team and, what is more important, that the commitments we made in November are credible, are sustainable and, without doubt, can be exceeded in the future.

Q: So are you concerned about suffering from regulatory discrimination in resisting the Gas Natural offer?

A: No. I have said very often and many times that it is not sustainable to say that Endesa could be discriminated against in the regulatory schemes.  On the contrary, the new decree relating to the tariffs for 2006 is very positive for the whole sector, and particularly for Endesa.

Q: Well, has the regulatory guidance you gave in November been met?

A: Well, let me say our regulatory guidance was very conservative. What this shows is this new regulatory scheme is much less conservative and is more positive for the industry.  In fact, tariffs will grow 4.5% in nominal terms, 6% in homogenous terms. Also, in June or July, there will be a further increase of 1.5% - 2%. So, as I said, it is very positive for the industry and for Endesa.

Bid update

Q: Today is obviously about results, but what everyone really wants to know about is the Gas Natural bid.  What’s the current status of the bid in light of the Anti-Trust Court’s recommendations?

A: Well, let me say that the process is exactly as expected under the Spanish system.  There has been a report, or a recommendation, made by the Energy Commission. There has also been a report by the Anti-Trust Court, which is, of course, much more important. Now it is time for the Government, particularly the Council of Ministers to decide, taking into account both reports or recommendations.

Q: And what do you think is going to happen based on those recommendations?

A: The first thing is to say is the arguments made by both reports and both recommendations are very similar.  The only thing which differs is in the Energy Commission recommendations they approved the deal, but with conditions, while, in the case of the Anti-Trust Court, they have forbidden the transaction, mainly based on the fact that this transaction is very hard, or very dangerous, for competition, and particularly for the customers.

Q: So based on those recommendations, what do you believe will happen?

A: Well, both recommendations, the Energy Commission and the Anti-Trust Court, are very coincident on the difficulties that this transaction would have for the competition, particularly in our market in Spain.

So now the Government needs to take into account those recommendations, particularly that of the Anti-Trust Court, where 30 institutions have given their impressions and opinions, most of them recommending withdrawal of the transaction.  The Government should decide before 3 February, based on these recommendations.

Q: But, given the potential for conditions to be imposed on Gas Natural’s bid, how might this affect the combined future of the business?

A: Well, we must wait until the conditions are established. But, for sure, those conditions will be very tough and that will, for sure, damage the project for Gas Natural.

The regulatory risk of this project is very, very important, particularly taking into account if someone decides to reverse those conditions in the medium-term. Those things must be taken into account with our shareholders before they decide.

Q: So is this view all the more relevant because Gas Natural’s bid is mostly composed of shares?

A: Clearly, yes, and that’s why I say our shareholders should take that into account, because the regulatory risk is very high and very important.

Q: Now, what’s your view on the need for a “national champion” in the energy sector?

A: Well, I have said before that “national champions” is an old-fashioned idea. On the contrary, I agree with Mrs Kroes that what Europe needs, and in our country we need, is global companies, particularly European champions.

Clearly the current Endesa is a global company, is a European country. On the other hand, the company which could result from this transaction will not be a European company, it will be only be a national company, giving the leadership to our main competitor.

Endesa's value

Q: So what should shareholders conclude from these results?

A: Well, the first thing to conclude is that the strategy of the company is clearly focused on delivering value, returning value, to our shareholders.  The second thing is that our commitments made in November are credible, are sustainable and, for sure, could be exceeded in the future.

And, finally, the current value of the company doesn’t reflect the real value of the company, the intrinsic value of the company.  The company is worth more than what we are trading at currently and, for sure, our commitment to our shareholders is to concentrate in really achieving the best value for them.
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Jose Luis Palomo, CFO

Results details

Q: You’ve just announced results for 2005 well above consensus estimates.  What’s this due to?  What are the key highlights?

A: Well, it is true they have been better than expectations because the fourth quarter of the year was very good.  We have been improving throughout the year and the last quarter of the year followed this trend and the market has been surprised by the good results.  We achieved €3.2bn net profit, although that was based, to some extent, on extraordinary earnings of €1.3bn.

Q: Now clearly there have been some extraordinary items but tell us about the underlying performance?

A: Well, the underlying performance is going very well throughout all the geographies where we operate.  Demand is strong, prices of electricity in the wholesale markets are high and the cost efficiency programmes are in place. Therefore the normalised underlying profit was €1.8bn.

The business

Q: Now, looking first at your domestic market, what were the key factors in driving your performance there?

A: The key drivers for the performance in Spain were the capacity of the plants - they are working at full capacity, demand is strong - growing at 5 per cent, and the wholesale prices of electricity are high.  If we combine that with the cost efficiency programmes that we have in Spain, 60 per cent of the ordinary earnings came from the Spanish business.

Q: And what are your expectations for the new tariff increases?

A: The tariff has increased by 4.5 per cent so far in 2006. But the government has announced that there will be a further review of the tariff in July, because the final customer is still not paying the wholesale price.  The regulator is still keeping the final price of electricity at certain levels to accommodate, step-by-step, the full wholesale price of electricity.

Q: And you’ve had a strong performance in the rest of Europe.  What drove that?

A: Well, the main performance in Europe was driven by the fuel mixture we have, particularly in Italy, where we have modernised the facilities we have there. Also in France, where we took over the company more recently, we made more than €450m. Therefore about 25 per cent of all the profits are coming from the European division.

Q: Latin America also delivered, but that was very much to do with currency, wasn’t it?

A: Well, that is correct.  To some extent, currencies have been stronger and that makes higher profits when we’re talking in euro terms, but it’s not only currency.  The operations were doing well.  Demand was strong.  The facilities were working almost at full capacity and the distribution facilities were much more profitable this year.  Altogether, Latin America is contributing 15 per cent of the overall Group profits.

Guidance and dividend

Q: In terms of the coming year, what’s behind the guidance that you’ve provided?

A: Well, behind the guidance are the good expectations that we have.  Our operations are working at almost full capacity almost everywhere.  The demand has been strong.  The cost reduction programmes are in place and we are expecting a 15 per cent increase in underlying profits for 2006.

Q: Now, let’s talk about the dividend.  How do you feel about paying such a large dividend?

A: Well, like my shareholders probably, I feel very happy to see that dividends have increased substantially this year.  We are paying €2.4 per share, of which €1.3 per share is out of extraordinary gains and €1.1 per share from ordinary income.

Q: But what’s the sustainability of it going forward?  Do you expect it to grow?

A:  Absolutely.  It is sustainable and can grow.  For this year, 2006, we expect ordinary earnings to grow by 15 per cent and to have a little bit from extraordinary gains.  Therefore, we are very confident that the dividend, from this level of €1.1 per share, is going to grow by at least 12 per cent this year.

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